                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549


                                    FORM 6-K


                            REPORT OF FOREIGN ISSUER
                      PURSUANT TO RULE 13A-16 OR 15D-16 OF
                       THE SECURITIES EXCHANGE ACT OF 1934



For the month of                      MARCH                              1999
                 -------------------------------------------------------

                             QUEBECOR PRINTING INC.
-----------------------------------------------------------------------------
                 (Translation of Registrant's Name into English)

           612 Saint-Jacques Street, Montreal, Quebec, Canada H3C 4M8
-----------------------------------------------------------------------------
                     (Address of Principal Executive Office)


(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F)


Form 20-F                                                   Form 40-F   X
          ------                                                      ------


(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)


Yes                                 No   X
    ------                             ------

                    NOTICE OF ANNUAL MEETING OF SHAREHOLDERS

                             QUEBECOR PRINTING INC.
                             FILED IN THIS FORM 6-K


NOTICE OF ANNUAL MEETING OF SHAREHOLDERS (1999)

                                     [LOGO]

                                    QUEBECOR
                                  PRINTING INC.

                            NOTICE OF ANNUAL MEETING
                                 OF SHAREHOLDERS

NOTICE IS HEREBY GIVEN that the Annual Meeting of Shareholders of Quebecor Printing Inc. (the "Corporation") will be held in the Ballroom of the Marriott Chateau Champlain Hotel, 1 Place du Canada, Montreal, Quebec, Canada, on Tuesday April 27, 1999 at 10:00 a.m., for the following purposes:

1. to receive the Management's Report for the year ended December 31, 1998, the consolidated financial statements for such period and the Auditors' Report thereon;

2.    to elect Directors;

3. to consider and, if deemed advisable, to adopt a resolution approving an amendment to the Executive Stock Option Plan increasing the number of Subordinate Voting Shares that can be issued pursuant to the Plan;

4. to appoint Auditors and authorize the Board of Directors to determine their remuneration; and

5. to transact such other business as may properly be brought before the Meeting.

Shareholders registered at the close of business on March 15, 1999 are entitled to receive notice of the Meeting.

                                            BY ORDER OF THE BOARD,


                                            Philippe Montel
                                            Vice President, Legal Affairs
                                            and Secretary

Montreal, March 30, 1999

                          -------------------------

                                  IMPORTANT

ANY SHAREHOLDER WHO EXPECTS TO BE UNABLE TO ATTEND THE MEETING IN PERSON IS URGED TO COMPLETE AND SIGN THE ENCLOSED FORM OF PROXY AND RETURN IT IN THE POSTAGE-PAID ENVELOPE PROVIDED FOR THAT PURPOSE. To be valid, proxies must be received at the Secretary's Office of the Corporation, 612 St. Jacques Street, Montreal, Quebec, H3C 4M8, or c/o Desjardins Trust Inc., Corporate Trust Services, 1 Complexe Desjardins, P.O. Box 34, Station Desjardins, Montreal, Quebec, H5B 9Z9, no later than April 23, 1999, at 5:00 p.m.

                          -------------------------


                                                                 PAGE 3 OF 22

                                                    MANAGEMENT PROXY CIRCULAR


612 St. Jacques Street
Montreal, Quebec
H3C 4M8


SOLICITATION OF PROXIES

         THIS MANAGEMENT PROXY CIRCULAR (THE "CIRCULAR") IS FURNISHED IN CONNECTION WITH THE SOLICITATION BY THE MANAGEMENT OF QUEBECOR PRINTING INC. (THE "CORPORATION") OF PROXIES FOR USE AT THE ANNUAL MEETING OF SHAREHOLDERS OF THE CORPORATION TO BE HELD ON TUESDAY, APRIL 27, 1999 (THE "MEETING") AT THE TIME AND PLACE AND FOR THE PURPOSES MENTIONED IN THE NOTICE OF MEETING AND AT ANY AND ALL ADJOURNMENTS THEREOF.

         Except as otherwise indicated, the information contained herein is given as at MARCH 2, 1999. All dollar amounts appearing in this Circular are in Canadian dollars, except if another currency is specifically mentioned. On March 2, 1999, the Bank of Canada quoted the exchange rate between the Canadian dollar and the American dollar at CDN$ 1.52 for US $1.00 and the exchange rate between the Canadian dollar and the French Franc at CDN $
0.2532 for 1 FF.

         The proxies' solicitation is made primarily by mail. However, officers and employees of the Corporation may solicit proxies directly, but without additional compensation. In addition, the Corporation shall, upon request, reimburse brokerage firms and other custodians for their reasonable expenses in forwarding proxies and related material to beneficial owners of shares of the Corporation. The cost of soliciting proxies shall be borne by the Corporation. This cost is expected to be nominal.

APPOINTMENT OF PROXYHOLDERS

         The persons named as proxyholders in the accompanying forms of proxy are Directors and Officers of the Corporation. A SHAREHOLDER HAS THE RIGHT TO APPOINT AS PROXYHOLDER A PERSON (WHO IS NOT REQUIRED TO BE A SHAREHOLDER) OTHER THAN THE PERSONS WHOSE NAMES ARE PRINTED AS PROXYHOLDERS IN THE ACCOMPANYING FORMS OF PROXY, BY STRIKING OUT SAID PRINTED NAMES AND INSERTING THE NAME OF HIS CHOSEN PROXYHOLDER IN THE BLANK SPACE PROVIDED FOR THAT PURPOSE IN THE FORM OF PROXY. THE COMPLETED PROXY SHALL BE DELIVERED TO THE CORPORATION OR ITS TRANSFER AGENT, AS INDICATED IN THE ANNUAL SHAREHOLDERS' MEETING NOTICE.

REVOCATION OF PROXIES

         A Shareholder giving a proxy may revoke the proxy by instrument in writing executed by the Shareholder or by his attorney authorized in writing or, if the Shareholder is a corporation, by an instrument in writing executed by an officer or attorney thereof duly authorized, at the Secretary's Office of the Corporation, 612 St. Jacques Street, Montreal, Quebec, H3C 4M8, at any time up to and including the last business day preceding the Meeting, or any adjournment thereof at which the proxy is to be used, or with the Chairman of such Meeting, on the day of the Meeting or any adjournment thereof.


                                                                 PAGE 4 OF 22

VOTING OF SHARES AT THE MEETING

         The persons named in the enclosed proxy will vote the shares in respect of which they are appointed in accordance with the instructions of the Shareholder appointing them. IN THE ABSENCE OF SUCH INSTRUCTIONS, SUCH SHARES WILL BE VOTED FOR THE ELECTION OF THE PROPOSED DIRECTORS, FOR THE APPROVAL OF THE RESOLUTION INCREASING THE NUMBER OF SUBORDINATE VOTING SHARES THAT CAN BE ISSUED PURSUANT TO THE EXECUTIVE STOCK OPTION PLAN AND FOR THE APPOINTMENT OF AUDITORS, THE WHOLE AS STATED UNDER THE APPLICABLE HEADINGS IN THIS CIRCULAR.

         THE ENCLOSED PROXY CONFERS DISCRETIONARY AUTHORITY UPON THE PERSONS NAMED THEREIN WITH RESPECT TO ALL AMENDMENTS TO MATTERS IDENTIFIED IN THE NOTICE OF MEETING AND TO ANY OTHER MATTER WHICH MAY PROPERLY COME BEFORE THE MEETING. AT THE TIME OF PRINTING THIS CIRCULAR, THE MANAGEMENT OF THE CORPORATION KNOWS OF NO SUCH AMENDMENTS, VARIATIONS OR OTHER MATTERS TO COME BEFORE THE MEETING.

VOTING SHARES AND PRINCIPAL HOLDERS THEREOF

         The shares of the Corporation giving the right to vote at the Meeting are the Multiple Voting Shares and the Subordinate Voting Shares. Each Multiple Voting Share carries the right to ten votes and each Subordinate Voting Share carries the right to one vote. As of March 2, 1999, there were 62,984,552 Multiple Voting Shares and 52,947,582 Subordinate Voting Shares outstanding.

         The holders of Multiple Voting Shares and the holders of Subordinate Voting Shares whose names appear on the list of Shareholders prepared at the close of business, on March 15, 1999 (the "Record Date") will be entitled to vote at the Meeting and any adjournment thereof if present or represented by proxy thereat. A transferee of Multiple Voting Shares or Subordinate Voting Shares, as the case may be, acquired after the Record Date, is entitled to vote those shares at the Meeting and at any adjournment thereof if he produces properly endorsed share certificates for such shares or if he otherwise establishes that he owns the shares and if he requires, not later than ten days before the Meeting, that his name be included on the list of Shareholders entitled to receive the Notice of Meeting, such list having been prepared as at the Record Date.

         To the knowledge of the Directors and Officers of the Corporation, the only persons who beneficially owned or exercised control or direction over more than 10% of the shares of any class of voting shares of the Corporation, on March 2, 1999, are Quebecor Inc., 2745844 Canada Inc. and Caisse de depot et placement du Quebec (((Caisse de depot))). Quebecor Inc. holds 100% of the voting shares of 2745844 Canada Inc. Quebecor Inc. and its wholly-owned subsidiary hold 56,211,277 Multiple Voting Shares, representing 89.25% of the Multiple Voting Shares outstanding and 82.32% of all the voting rights attached to all the shares of the Corporation. Caisse de depot holds 6,773,275 Multiple Voting Shares, representing 10.75% of the Multiple Voting Shares outstanding and 9.92% of all the voting rights attached to all the shares of the Corporation.

         The Shareholders' Agreement executed on April 10, 1992, between the Corporation, Caisse de depot and Quebecor Inc. provides that, in the event of a change of control of Quebecor Inc. (excluding a change of control resulting from a transfer or alienation, at any time whatsoever, in favour of the descendants of the late Pierre Peladeau) prior to February 28, 2000, Caisse de depot shall have, at its option, for a period of 30 days following written notification of the change of control, the right to require that a stock brokerage firm be commissioned for a period of six months by Quebecor Inc. and Caisse de depot jointly to act as financial intermediary for purposes of the sale by Quebecor Inc. of the said shares, which Quebecor Inc. holds in the Corporation's capital, and Caisse de depot shall have the right, in such circumstances, (a) to purchase or cause a nominee to purchase said shares held by


                                                                 PAGE 5 OF 22

Quebecor Inc. at the price offered therefore by a third party, (b) to sell its equity shares of the Corporation to such third party or, (c) in the event there is no such offer, to sell to Quebecor Inc. all of its equity shares at the fair market value thereof or to purchase from Quebecor Inc. all said shares at the fair market value thereof.

         The parties at the Shareholder's Agreement have agreed to vote their shares so as to designate as their representatives on the Board of Directors and the Committees of the Board of Directors of the Corporation and of its major subsidiaries, a number of members of the Corporation's Board of Directors proportionate to their equity position and, as long as Caisse de depot holds at least 5% of all the issued and outstanding shares, it will be entitled to at least two representatives on the Corporation's Board of Directors.

MANAGEMENT'S REPORT AND FINANCIAL STATEMENTS

         The Management's Report, the consolidated financial statements and the Auditors' Report thereon, for the year ended December 31, 1998, included in the Corporation's 1998 Annual Report, will be submitted to the Shareholders at the Meeting, but no vote with respect thereto is required nor will be taken.

ELECTION OF DIRECTORS

         The articles of the Corporation provide that the Board of Directors shall consist of no fewer than three and no more than fifteen Directors. While the Directors are elected annually at the Annual Shareholders' Meeting, the amended Articles of the Corporation authorize the Corporation to appoint a limited number of new Directors between Annual Shareholder's Meetings, as provided under the CANADA BUSINESS CORPORATIONS ACT. It is proposed by the Management of the Corporation that ten Directors be elected for the current year. The term of office of each Director so elected expires upon the election of his successor unless he shall resign his office or his office shall become vacant by death, removal or other cause. A vacancy occurred on the Board of Directors during its mandate following the resignation of Ms. Louise B. Leonard. In addition, The Right Honorable Brian Mulroney, a Director since 1997, will not seek reelection this year. He will, however, be a nominee as Director of Quebecor Inc.

         All the persons nominated for election, to the exception of Mrs. Eileen A. Mercier and Mr. Robert Normand whose nominations as Director are hereby submitted, are currently Directors of the Corporation.

         EXCEPT WHERE AUTHORITY TO VOTE ON THE ELECTION OF DIRECTORS IS WITHHELD, THE PERSONS NAMED IN THE ACCOMPANYING FORM OF PROXY WILL VOTE FOR THE ELECTION OF THE TEN NOMINEES WHOSE NAMES ARE HEREINAFTER SET FORTH. THE MANAGEMENT OF THE CORPORATION DOES NOT CONTEMPLATE THAT ANY OF THE NOMINEES WILL BE UNABLE, OR FOR ANY REASON WILL BECOME UNWILLING, TO SERVE AS A DIRECTOR BUT, IF THAT SHOULD OCCUR PRIOR TO THE ELECTION, THE PERSONS NAMED IN THE ACCOMPANYING FORM OF PROXY RESERVE THE RIGHT TO VOTE FOR ANOTHER NOMINEE IN THEIR DISCRETION UNLESS THE SHAREHOLDER HAS SPECIFIED THAT HIS SHARES ARE TO BE WITHHELD FROM VOTING ON THE ELECTION OF DIRECTORS.


                                                                PAGE 6 OF 22

         The following table sets forth certain information in respect of the nominees as Directors. Statements contained in this table with respect to each nominee are based upon information obtained from the person concerned.

----------------------------- ----------------------------------------------------- ----------- ---------------------
      NAME                                   PRINCIPAL POSITION AND                  HAS SERVED   NUMBER OF SHARES
                                               OTHER INFORMATION                    AS DIRECTOR HELD BENEFICIALLY OR
                                                                                       SINCE     CONTROLLED DIRECTLY
                                                                                                    OR INDIRECTLY
----------------------------- ----------------------------------------------------- ----------- ---------------------
                              President  and  Chief  Executive  Officer,  Quebecor
Charles G. Cavell             Printing  Inc. and Chairman of the Board,  Sun Media      1989           235(1)
                              Corporation (Newspapers publishing company)
----------------------------- ----------------------------------------------------- ----------- ---------------------
                              Vice President and Chief  Financial  Officer,  C-MAC
Robert Coallier               Industries  Inc.  (Parent company of a multinational      1991            --
                              industrial  group in the  field of  state-of-the-art
                              microelectronics)
----------------------------- ----------------------------------------------------- ----------- ---------------------

Marcello A. De Giorgis        Corporate Director                                        1992            --

----------------------------- ----------------------------------------------------- ----------- ---------------------

Raymond Lemay *               Corporate Director                                        1989      1,000 Subordinate
                                                                                                  Voting Shares(2)
----------------------------- ----------------------------------------------------- ----------- ---------------------

Eileen A. Mercier **          President,   Finvoy   Management  Inc.   (Management       --             --
                              consulting firm)
----------------------------- ----------------------------------------------------- ----------- ---------------------
                              Chairman of the Board,  Quebecor  Printing  Inc. and
Jean Neveu                    President  and  Chief  Executive  Officer,  Quebecor      1989      1,800 Subordinate
                              Inc. (Communications holding company)                               Voting Shares(3)
----------------------------- ----------------------------------------------------- ----------- ---------------------

Robert Normand ***            Corporate Director                                         --             --

----------------------------- ----------------------------------------------------- ----------- ---------------------
                              Chairman of the Board, Quebecor
Erik Peladeau                 Communications Inc. (Communications
                              company) and Vice  Chairman,  Sun Media  Corporation      1989            (4)(5)
                              (Newspapers publishing company)
----------------------------- ----------------------------------------------------- ----------- ---------------------
                              Executive   Vice   President  and  Chief   Operating
Pierre Karl Peladeau          Officer,  Quebecor  Printing Inc.,  Vice Chairman of
                              the Board of Quebecor Inc.  (Communications  holding      1989             (5)
                              company),  of Donohue Inc. (Forest products company)
                              and of Sun Media Corporation  (Newspapers publishing
                              company)
----------------------------- ----------------------------------------------------- ----------- ---------------------
                              Executive Vice President and Chief Financial
Alain Rheaume                 Officer and Treasurer, Microcell Telecommunications       1997            --
                              Inc. (Personal communications services company)
----------------------------- ----------------------------------------------------- ----------- ---------------------

(1) Mr. Charles G. Cavell also holds 6,000 Class B Subordinate Voting Shares of Quebecor Inc.

(2) Mr. Raymond Lemay also holds 1,000 Class A Multiple Voting Shares of Quebecor Inc.

(3) Mr. Jean Neveu also holds 65,614 Class B Subordinate Voting Shares of Quebecor Inc.

(4) Mr. Erik Peladeau holds, directly or indirectly 5,340 Class B Subordinate Voting Shares of Quebecor Inc.

(5) Les Placements Peladeau inc., a corporation held, directly or indirectly by the estate of Pierre Peladeau and members of the immediate family of the late Pierre Peladeau (including his sons Mr. Erik Peladeau and Mr. Pierre Karl Peladeau), has voting control of Quebecor Inc. See "Voting shares and principal holders thereof".

* Mr. Raymond Lemay was until January 8, 1999, Executive Vice President of Quebecor Inc.

** Ms. Eileen A. Mercier has held her current position since 1995. Prior to this, she had occupied the position of Senior Vice-President and Chief Financial Officer with Abitibi Price Inc.

*** Mr. Robert Normand was until June 1, 1997, Vice President, Finances of Gaz Metropolitain.


                                                                PAGE 7 OF 22

         None of the above-mentioned nominees as Directors holds shares of subsidiaries of the Corporation, except Mr. Erik Peladeau who owns one share of Graficas Monte Alban, S.A. de C.V. in order to comply with the requirements of Mexican laws. Messrs. Jean Neveu, Charles G. Cavell and Pierre Karl Peladeau each hold one share of Imprimeries Quebecor Europe, S.A., Imprimeries Quebecor Paris, S.A., Imprimerie Alsacienne Didier-Quebecor, S.A., Imprimeries Didier-Quebecor, S.A., Heliogravure Didier-Quebecor, S.A., Holding Imprimeries Quebecor-Fecomme, S.A. and Imprimeries Fecomme-Quebecor, S.A., in order to comply with the requirements of French laws. For the same reason, Mr. Pierre Karl Peladeau holds one share of the following corporations: Interval, S.A., Torcy Quebecor, S.A., Brochage Routage Quebecor, S.A., Imprimerie Blois Quebecor, S.A., Printor Direct, S.A., La Loupe Quebecor, S.A., Inter Routage, S.A., Francor S.A. and Quebecor Numeric S.A. For the same reason, Mr. Jean Neveu holds one share of Francor, S.A.

BOARD OF DIRECTORS AND COMMITTEES

         During the last fiscal year, the Board of Directors held eight meetings. The Board has established an Executive Committee, an Audit Committee, a Compensation Committee and a Pension Committee.

         The Executive Committee is composed of Messrs. Jean Neveu (Chairman), Charles G. Cavell, Raymond Lemay, Erik Peladeau, Pierre Karl Peladeau and Alain Rheaume. It exercises all the powers of the Board of Directors in respect of the management and direction of the business and affairs of the Corporation, subject to certain restrictions under applicable laws. The Executive Committee met thirteen times during the past fiscal year.

         The Audit Committee is composed of Messrs. Robert Coallier (Chairman), Marcello A. De Giorgis and Raymond Lemay. It reviews the Corporation's annual and quarterly financial statements, monitors the audit services rendered by the Corporation's independent auditors and reviews their recommendations and Management's efforts to follow-up on same, and ensures that the Corporation has established adequate financial and accounting control mechanisms. The Audit Committee held four meetings during the past fiscal year.

         The Compensation Committee is composed of Messrs. Raymond Lemay (Chairman), the Right Honorable Brian Mulroney, Jean Neveu and Erik Peladeau. Messrs. Jean Neveu and Erik Peladeau are also members of the Compensation Committee of Quebecor Inc. The Compensation Committee is responsible for the establishment of the general compensation policies pertaining to wages, bonuses and any other form of compensation for all the employees of the Corporation. It establishes the compensation of the senior executives of the Corporation and administers the Executive Stock Option Plan. In addition, it approves the payment of bonuses to officers who have met or exceeded the requirements of the Corporation budgetary forecasts. This Committee periodically reports on its activities to the Corporation's Board of Directors. The Compensation Committee met four times during the last fiscal year.

         The Pension Committee is composed, at the present time, of Mr. Charles G. Cavell (Chairman), Mr. Jean Neveu (by interim) and Mr. Raymond Lemay. This Committee reviews the policies proposed by the Corporation's Pension Funds Managers and the performance of such funds. The Pension Committee also receives and examines the annual reports tabled by the Corporation's various pension committees (Canadian, American or other), participates in the selection of suitable fund managers and reviews the recommendations of said committees. The Pension Committee then submits the appropriate recommendations to the Executive Committee or to the Board of Directors. The Pension Committee met two times during the past fiscal year.

CORPORATE GOVERNANCE DISCLOSURE

         The Corporation's Board of Directors and Management consider good corporate governance practices as a key factor in the overall success of the Corporation. With regard to The Montreal Exchange's policy on this matter and to the similar guidelines issued by The Toronto Stock Exchange, the following is a summary outlining the Corporation's corporate governance practices.

         The mandate of the Board of Directors of the Corporation is to assume the stewardship of its overall administration and of the management of its operations. Every year the Corporation's senior management prepares a strategic plan and submits the details of same to the Board of Directors. The general objectives to be achieved by the President and Chief Executive Officer of the Corporation are established in accordance with this strategic plan. As stated in the Corporation's annual reports to date, the strategic planning process has been thoroughly carried out, and the members of the Board are satisfied with the Corporation's progress and results.

         The Board of Directors, working with the Corporation's senior management, is also responsible for the identification of the principal risks of the Corporation's business activities and for ensuring the proper management of such risks. For example, the Corporation has established a department to oversee environment-related issues. This department submits to the Board of Directors a quarterly, detailed environmental report prepared by its Environmental Committee. Although this Committee is not a committee of the Board of Directors, its purpose is to ensure the Corporation's company-wide compliance with all environmental laws and requirements. Board members are thus given the opportunity to assess the Corporation's proactive efforts in dealing with environmental issues. The Corporation has also adopted a Code of Business Conduct, under the responsibility of the President and Chief Executive Officer, the Vice President Human Resources, and the Vice President Legal Affairs and Secretary. Every new employee of the Corporation must become familiar with the Code of Business Conduct and agree to abide by its provisions.

         The Board of Directors has also appointed a Compensation Committee, responsible for the establishment of the general policies with respect to compensation, and which oversees the Corporation's succession planning. The Board of Directors appoints the Corporation's senior officers upon the recommendation of the President and Chief Executive Officer.

         The Corporation believes it is senior management's responsibility to issue statements on behalf of the Corporation, in matters relating to communications with investors. In order to provide information to its shareholders and the financial community at large, the Corporation has set up a team responsible for investor relations and corporate communications.

         The Board of Directors has also appointed an Audit Committee, responsible for ensuring the integrity of the Corporation's internal audit process and of the Corporation's information management systems. One of the objectives of this committee is to assist the Corporation's Directors in duly executing their duties and responsibilities, notably those relating to their financial accountability. The Audit Committee, the majority of whose members are unrelated directors, is also responsible for the reinforcement of the role of unrelated directors, by fostering in-depth discussions between the Directors, the members of the Audit Committee, management and the Corporation's external and internal auditors, ensuring the discussion and the resolution of questions, if any, pertaining to the presentation of financial information.

         The Articles of the Corporation provide for a maximum of fifteen Directors. The Board of Directors is actually composed of nine Directors (plus one recent vacancy), five of whom are outside and unrelated directors. In determining unrelated directors, the Board of Directors has retained those who are not officers of the Corporation or of any of its subsidiaries, who are free from any relationship with the significant shareholder, and who are free of any business relationship which could materially interfere with their ability to act with a view to the best interest of the Corporation. The Corporation has a significant shareholder, holding over 50% of voting rights for the election of the members of the Board of Directors. The Corporation is of the opinion that the composition of its Board of Directors fairly reflects the voting rights of the minority shareholders of the Corporation. The Corporation also considers the size of its Board of Directors allows it to operate in an efficient manner.

         The By-laws of the Corporation provide that the Board of Directors may delegate to any of its Board committees, any power that the Board may exercise, save those powers any Board committee is prohibited from exercising by law. Accordingly, the current affairs of the Corporation are managed by the Executive Committee, composed of six Directors, a majority of whom are related directors. The Audit Committee is composed of a majority of unrelated directors. The Pension Committee whose mandate is to review the policies proposed by the Corporation's Pension Funds Managers as well as the performance of said funds is composed of a majority of related directors, as is also the case for the Compensation Committee. Details of the mandate and composition of these Committees are outlined under section "Board of Directors and Committees".

         Presently the Corporation has not established a Committee with the responsibility of recruiting new nominees to the Board. However, the Chairman of the Board solicits, as need be, the advice of others on new nominees to the Board and assesses same with the input of certain other members of the Board.

         The Corporation considers that its Board of Directors is energetic, experienced and involved, and that it closely monitors the Corporation's development and its performance for the benefit of all its shareholders. In order to make the members of the Board more familiar with the Corporation's business activities and principal operations managers, the Board has held meetings over the past years at its printing facilities located in Edmonton, Toronto and Ottawa, Canada, and in Clarksville, Tennessee, United States. In addition, presentations are made before the Board regarding certain company activities. The Corporation has also prepared a guide containing information regarding the company; the guide is updated every year and distributed to Board members.

         Every member of the Board, with the exception of two directors who are also officers of the Corporation, is entitled to a base remuneration and attendance fees. The compensation received by Directors is reviewed on an annual basis.

         The general responsibility for corporate governance has not been assigned to a committee of directors, the Corporation being presently of the opinion that such a responsibility should remain with the Board of Directors as a whole. Moreover, the Corporation has not felt, up to the present time, that it was necessary to define position descriptions for the Board, nor to implement a formal performance review process of its individual directors. Given the various approval levels involved in order to authorize any major commitment, the Corporation has established appropriate structures and methods ensuring that the Board of Directors can function independently of management.

         The members of the Board of Directors have not deemed appropriate, up to the present time, to hold meetings in the absence of its related Directors. However, such a procedure, while unusual, could be used if the unrelated Directors expressed their wish to do so. Also, up to the present time, the members of the Board of Directors have not, on an individual basis, requested the assistance of an outside adviser.

         In conclusion, the Corporation and its Board of Directors are of the opinion that, up to the present time, the corporate governance guidelines implemented by the Corporation have been judicious and well geared to its activities, and have enabled the Corporation to remain one of the leaders in the industry. The Corporation shall continue to assess its corporate governance guidelines in a constructive manner and in the best interests of the Corporation and all its shareholders.

COMPENSATION OF NAMED EXECUTIVE OFFICERS

SUMMARY COMPENSATION TABLE

         The Summary Compensation Table shows selected compensation information for the five most highly compensated executive officers (collectively, the "Named Executive Officers") for services rendered in all capacities during the fiscal years ended December 31, 1998, 1997 and 1996. The information includes the base salaries, bonus awards, the number of stock options granted, and all other compensation not reported elsewhere.

----------------------------------------------------------------------------------------------------------------------------------
      NAME AND                YEAR              ANNUAL COMPENSATION                      LONG-TERM COMPENSATION
      PRINCIPAL
      POSITION
                                                                                ---------------------------------------
                                                                                          AWARDS              PAYOUTS
                                    ------------------------------------------- ------------- ------------- ----------- ----------
                                       SALARY          BONUS          OTHER       SECURITIES    RESTRICTED      LTIP     ALL OTHER
                                                                      ANNUAL        UNDER       SHARES OR      PAYOUTS    COMPEN-
                                                                     COMPENSA-     OPTIONS /    RESTRICTED                SATION
                                                                       TION          SARS        SHARES
                                                                                   GRANTED        UNITS
                                          $              $               $           #(1)           $             $          $
-------------------------- --------- -------------- -------------- ------------ ------------- ------------- ----------- ----------
Charles G. Cavell,            1998         804,306        500,000      59,473      473,121          --            --        --
President and Chief           1997         727,767        308,125      94,178       65,875          --            --        --
Executive Officer of the      1996         529,305        236,250       --(2)       45,776          --            --     10,342(3)
Corporation
-------------------------- --------- -------------- -------------- ------------ ------------- ------------- ----------- ----------
Pierre Karl Peladeau,         1998    FF 2,660,640   FF 1,614,025       --(2)      257,982          --            --        --
Executive Vice President      1997    FF 1,800,274   FF   436,590       --(2)       18,654          --            --        --
and Chief Operating           1996    FF 1,550,000   FF   500,000       --(2)       19,904          --            --        --
Officer of the
Corporation
-------------------------- --------- -------------- -------------- ------------ ------------- ------------- ----------- ----------
Guy  Trahan,   President,     1998    US   347,872   US   152,640       --(2)       19,117          --            --        --
Quebecor Printing             1997         346,859         71,535       --(2)          --           --            --        --
South America                 1996         259,306         10,710       --(2)        5,736          --            --        --
-------------------------- --------- -------------- -------------- ------------ ------------- ------------- ----------- ----------
Michel P. Salbaing,           1998         356,994         80,000       --(2)        5,787          --            --        --
Managing Director,            1997         200,419         31,500       --(2)          435          --            --        --
Quebecor Printing             1996         105,017*        42,921       --(2)          --           --            --        --
Europe, S.A.
-------------------------- --------- -------------- -------------- ------------ ------------- ------------- ----------- ----------
James A. Dawson,              1998    US   488,077   US   240,496       --(2)       34,080          --            --        --
President and Chief           1997    US   468,923   US   149,854       --(2)       26,442          --            --        --
Executive Officer,            1996    US   429,230   US   150,000       --(2)       27,586          --            --        --
Quebecor Printing (USA)
Corp.
----------------------------------------------------------------------------------------------------------------------------------

         * Mr. Michel P. Salbaing joined the Corporation on June 17, 1996 as Vice President and Chief Financial Officer. He was appointed Managing Director of Quebecor Printing Europe, S.A. on April 24, 1998.

         (1)      Underlying stock: Subordinate Voting Share.

         (2) Perquisites do not exceed the lesser of $50,000 or 10% of the total of the salary and bonuses.

         (3) Compensation earned for services performed in his capacity of Director of a related corporation.


                                                                   PAGE 11 OF 22

STOCK OPTION PLANS

EXECUTIVE STOCK OPTION PLAN

         The Corporation has established an Executive Stock Option Plan (the ((Plan))) which is administered by the Compensation Committee of the Corporation. Participants in the Plan are granted options which may be exercised to purchase Subordinate Voting Shares of the Corporation.

         The Compensation Committee determines the employees eligible for the granting of options pursuant to the Plan. It also determines the size of each grant and the date on which each grant is to become effective. The specific number of options which may be granted is determined with reference to the market value and the performance bonus of the employee. Some senior executives receive an additional number of options based on their annual base compensation. The exercise price, based on market value, is equal to the average of the closing prices of the Subordinate Voting Shares traded on The Montreal Exchange for Canadian prices and on the New York Stock Exchange for prices in US dollars, on the last five trading days immediately preceding the day of granting of such option. The options may be exercised during periods not exceeding ten years from the grant date.

         The Plan also provides the granting of non-transferable, non assignable stock options for the purchase of up to a maximum of 3,000,000 Subordinate Voting Shares. However, on February 25, 1999, the Board of Directors adopted a resolution authorizing an amendment to the Plan to increase to 5,000,000 the number of Subordinate Voting Shares that can be issued pursuant to the Plan, representing an increase of 2,000,000 Subordinate Voting Shares. The Montreal Stock Exchange, The Toronto Stock Exchange and the New York Stock Exchange have approved the increase in the number of Subordinate Voting Shares that can be issued following the exercise of options, subject to certain conditions including the approval of a majority of the votes cast by the shareholders at the annual meeting.

         For those reasons, the shareholders will be asked to consider and, if deemed advisable, adopt the following resolution:

         RESOLVED:

         THAT the amendment to the Executive Stock Option Plan adopted by the Board of Directors of the Corporation as of February 25, 1999, increasing the number of Subordinate Voting Shares that can be issued pursuant to the Plan to 5,000,000, be and it is hereby approved.

         In order to be approved, the resolution must be passed by a majority of the votes cast by the shareholders present or represented by proxy at the Meeting.

         The Board of Directors recommends that shareholders vote for the approval of said resolution. THE MANAGEMENT NOMINEES INTEND TO CAST THE VOTES REPRESENTED BY PROXY IN FAVOUR OF SUCH RESOLUTION UNLESS THE SHAREHOLDER WHO HAS GIVEN SUCH PROXY HAS DIRECTED THAT THE VOTES BE OTHERWISE CAST.


                                                                   PAGE 12 OF 22

STOCK OPTION PLAN FOR MR. CHARLES G. CAVELL

         The Corporation has established on November 13, 1991 a separate Stock Option Plan for Mr. Charles G. Cavell, President and Chief Executive Officer (who is also eligible to participate in the Stock Option Plan for senior executives and other managers), whereby he was granted an option to subscribe to 120,000 Subordinate Voting Shares at a price of $0.6667 per share, of this amount, a total of 90,000 Subordinate Voting Shares has already been subscribed. The option may be exercised at any time until November 13, 2001.

         Under this Plan, the optionee has been granted two additional ten-year options, each allowing him to subscribe 7,500 Subordinate Voting Shares, at market price on the date they were granted. Moreover, upon the exercise of the option, the Corporation will grant to the optionee an interest-free loan in an amount equal to the income tax payable by the optionee arising on such exercise. The loan must be repaid within ten years and any dividends paid on the shares will be applied to the repayment of the loan. A sufficient number of optioned shares will be pledged as security for the repayment of the loan. Whenever a dividend is paid on the Subordinate Voting Shares, the optionee shall have the right to additional options in lieu of dividends or to their cash equivalent.

         The following table sets forth grants of stock options on Subordinate Voting Shares under the stock option plans during the fiscal year ended December 31, 1998 to the Named Executive Officers.

                                     OPTION/SAR GRANTS DURING THE MOST RECENTLY
                                              COMPLETED FINANCIAL YEAR

===========================================================================================================================
 NAME                    SECURITIES      % OF TOTAL       EXERCISE OR       MARKET VALUE OF          EXPIRATION DATE
                            UNDER       OPTIONS/SARS       BASE PRICE         SECURITIES
                          OPTIONS/       GRANTED TO                           UNDERLYING
                            SARS        EMPLOYEES IN                        OPTIONS/SARS ON
                           GRANTED     FINANCIAL YEAR                      THE DATE OF GRANT

                              #               %            $/SECURITY         $/SECURITY
---------------------------------------------------------------------------------------------------------------------------
Charles G. Cavell              70,053       4.58%            $22.84              $23.20(1)       January 28, 2008
                        ---------------------------------------------------------------------------------------------------
                                3,068       0.20%            $25.11              $23.75(1)       February 17, 2008
                        ---------------------------------------------------------------------------------------------------
                              400,000      26.14%            $27.26              $28.40(1)       July 23, 2008
---------------------------------------------------------------------------------------------------------------------------
Pierre Karl Peladeau           56,917       3.72%            $22.84              $23.20(1)       January 28, 2008
                        ---------------------------------------------------------------------------------------------------
                                1,065       0.07%            $25.11              $23.75(1)       February 17, 2008
                        ---------------------------------------------------------------------------------------------------
                              200,000      13.07%            $32.91              $33.80(1)       December 21, 2008
---------------------------------------------------------------------------------------------------------------------------
Guy Trahan                     17,252       1.13%         US $15.65         US $15.9375(2)       January 28, 2008
                        ---------------------------------------------------------------------------------------------------
                                1,152       0.07%       US $17.5875           US $16.75(2)       February 17, 2008
                        ---------------------------------------------------------------------------------------------------
                                  713       0.05%            $25.11              $23.75(1)       February 17, 2008
---------------------------------------------------------------------------------------------------------------------------
Michel P. Salbaing              5,473       0.36%            $22.84              $23.20(1)       January 28, 2008
                        ---------------------------------------------------------------------------------------------------
                                  314       0.02%            $25.11              $23.75(1)       February 17, 2008
---------------------------------------------------------------------------------------------------------------------------
James A. Dawson                31,949       2.09%         US $15.65         US $15.9375(2)       January 28, 2008
                        ---------------------------------------------------------------------------------------------------
                                2,131       0.14%       US $17.5875           US $16.75(2)       February 17, 2008
===========================================================================================================================

(1) Based on the closing price on The Montreal Exchange on the date of grant.

(2) Based on the closing price on the New York Stock Exchange on the date of grant.


                                                                  PAGE 13 OF 22

         The following table indicates for each of the Named Executive Officers the number of stock options on Subordinate Voting Shares, if any, exercised during the financial year ended December 31, 1998, the gains realized upon exercise, the total number of unexercised options, if any, held at December 31, 1998 and the value of such unexercised options at that date.

                  AGGREGATED OPTION/SAR EXERCISES DURING THE MOST RECENTLY
              COMPLETED FINANCIAL YEAR AND FINANCIAL YEAR-END OPTION/SAR VALUES

===========================================================================================================================
           NAME              SECURITIES     AGGREGATE      UNEXERCISED OPTIONS /SARS           VALUE OF UNEXERCISED
                            ACQUIRED ON       VALUE                AT FY-END               IN-THE-MONEY OPTIONS/SARS AT
                              EXERCISE     REALIZED(1)                                              FY-END(2)
                                                         ------------------------------------------------------------------
                                                          EXERCISABLE   UNEXERCISABLE     EXERCISABLE      UNEXERCISABLE
                                 #              $              #              #                $                 $
---------------------------------------------------------------------------------------------------------------------------

Charles G. Cavell              45,000      $ 1,103,985      177,770        653,878           $3,854,164        $5,325,884
---------------------------------------------------------------------------------------------------------------------------

Pierre Karl Peladeau             --             --          17,964         304,552           $  274,748        $1,171,692
---------------------------------------------------------------------------------------------------------------------------

Guy Trahan                       --             --          34,825          17,077           $  592,947        $  250,545
                            -----------------------------------------------------------------------------------------------

                                 --             --             --           18,404               --         US $  108,882
---------------------------------------------------------------------------------------------------------------------------

Michel P. Salbaing               --             --             --           6,222                --            $   63,240
---------------------------------------------------------------------------------------------------------------------------

James A. Dawson                  --             --          50,426         108,883        US $  439,374     US $  628,202
===========================================================================================================================

(1) The Aggregate Value Realized upon exercise is the difference between the closing price of the Subordinate Voting Shares on The Montreal Exchange (or on The New York Exchange for the American participants) on the exercise date and the exercise price of the option.

(2) The Value of Unexercised in-the-Money Options at Financial Year-End is the difference between the option price and the closing price of the Subordinate Voting Shares on The Montreal Exchange on December 31, 1998 (or on The New York Stock Exchange for the American participants). This gain, unlike the gain set forth in the column "Aggregate Value Realized", has not been, and may never be, realized. The underlying options have not been, and may not be, exercised; and actual gains, if any, on exercise will depend on the value of the Subordinate Voting Shares on the date of exercise. The closing price of the Subordinate Voting Shares on The Montreal Exchange, on December 31, 1998, was $33.25 per share, and on the New York Stock Exchange, was US $21.6875 per share.

PENSION BENEFITS

CANADA

BASIC PLAN

         The Corporation maintains a basic pension plan for its non-unionized Canadian employees.

         The pension is calculated on the basis of the average salary of the five consecutive years in which the salary was the highest, including bonuses, multiplied by the number of years of membership in the plan as an executive officer.

         The pension is payable at the normal retirement age of 65 years or from the age of 62, without reduction if the executive officer has completed a minimum of ten years of service.

         The maximum pension payable under the pension plan is as prescribed by the INCOME TAX ACT. An executive officer contributes to the plan an amount equal to 5% of his salary not exceeding $86,111, up to a maximum of $4,305 per year.

------------------------------------------------------------------------------------------------------------------------
                                                                    YEARS OF MEMBERSHIP
            REMUNERATION             ---------------- ---------------- ---------------- ---------------- ---------------
                                           10                15               20               25              30
------------------------------------ ---------------- ---------------- ---------------- ---------------- ---------------
           $86,111 or more               $17,222          $25,833          $34,444          $43,056        $51,667
------------------------------------------------------------------------------------------------------------------------

         The pension is payable for life. In case of death after retirement, the plan provides a five years full pension guarantee starting at the retirement date. After such period, the surviving spouse will continue to receive for life, 60% of the pension.

         At December 31, 1998, the number of years of membership in the plan for all the Named Executive Officers are for Mr. Charles G. Cavell, 17 years and 6 months, for Mr. Michel P. Salbaing, 2 years and 6 month and for Mr. Guy Trahan, 10 years and 6 months.

SUPPLEMENTARY RETIREMENT PLANS FOR EXECUTIVE OFFICERS

         In addition to the basic Canadian pension plan, the Corporation provides supplementary retirement plans for executive officers. These plans are personalized and provide for the following additionnal benefits in accordance with the number of years of membership in the plan upon retirement:

SUPPLEMENTARY BENEFIT RETIREMENT PLAN OF MR. CHARLES G. CAVELL

------------------------------------------------------------------------------------------------------------------------
                                                              YEARS OF CREDITED SERVICE
       REMUNERATION         ------------------ ------------------ ------------------ ------------------ ----------------
                                   10                 15                  20                 25                30
--------------------------- ------------------ ------------------ ------------------ ------------------ ----------------
       $  800,000               $151,389            $227,083           $302,778           $378,472          $454,167
--------------------------- ------------------ ------------------ ------------------ ------------------ ----------------

       $1,000,000               $191,389            $287,083           $382,778           $478,472          $574,167
--------------------------- ------------------ ------------------ ------------------ ------------------ ----------------

       $1,200,000               $231,389            $347,083           $462,778           $578,472          $694,167
--------------------------- ------------------ ------------------ ------------------ ------------------ ----------------

       $1,400,000               $271,389            $407,083           $542,778           $678,472          $814,167
------------------------------------------------------------------------------------------------------------------------

         The pension of Mr. Charles G. Cavell is calculated on the basis of the average salary (including bonuses) of the three consecutive years in which such salary was the highest. The pension is payable without reduction from the age of 60, and indexed each year. The pension is payable for life. In case of death after retirement, the plan provides a five years full pension guarantee starting at the retirement date. After such period, the surviving spouse will continue to receive for life, 66 2/3% of the pension.

         The credited service at December 31, 1998 (two years per year of membership in plan) for Mr. Charles G. Cavell, was 20 years and 6 months.


                                                               PAGE 15 OF 22

SUPPLEMENTARY RETIREMENT PLAN FOR NAMED EXECUTIVES

         In addition to the basic Canadian Plan, the Corporation provides a supplementary retirement plan for certain executive officers. This plan provides the following additional benefits, in accordance with the number of years of membership in the plan upon retirement:

------------------------------------------------------------------------------------------------------------------------
                                                                   YEARS OF MEMBERSHIP
        REMUNERATION          ---------------------- ---------------------- ---------------------- ---------------------
                                       15                     20                      25                     30
----------------------------- ---------------------- ---------------------- ---------------------- ---------------------
           $300,000                  $40,963                $ 54,618               $ 68,272               $ 81,926
----------------------------- ---------------------- ---------------------- ---------------------- ---------------------

           $400,000                  $64,213                $ 85,618               $107,022               $128,426
----------------------------- ---------------------- ---------------------- ---------------------- ---------------------

           $500,000                  $87,463                $116,618               $145,772               $174,926
------------------------------------------------------------------------------------------------------------------------

         The pension is payable according to the same specifications as to the basic Canadian Plan. At December 31, 1998, the number of years of membership in the plan for the Named Executive Officers are: Mr. Guy Trahan, 7 years and 11 months.

UNITED STATES

BASIC PLAN

         The Corporation maintains a basic pension plan for its non-unionized American employees, in which Mr. James A. Dawson participates.

-------------------------------------------------------------------------------------------------------------------------
                                                                  YEARS OF MEMBERSHIP
         REMUNERATION         ----------------- ------------------ ------------------ ----------------- -----------------
                                      5                 10                  15                20                25
----------------------------- ----------------- ------------------ ------------------ ----------------- -----------------
      US $160,000 or more         US $11,594        US $23,188         US $34,782         US $46,377        US $57,971
-------------------------------------------------------------------------------------------------------------------------

         The pension is calculated on the basis of the average salary of the five consecutive years in which the salary was the highest, integrated with the social security plans, multiplied by the number of years of membership as an executive officer.

         The pension is payable at the normal retirement age of 65 years and is limited in accordance with the applicable government legislation. Mr. James A. Dawson's years of membership at December 31, 1998 was 6 years.

SUPPLEMENTARY RETIREMENT PLAN FOR NAMED EXECUTIVES

         In addition to the basic American plan, the Corporation provides a supplementary retirement plan for certain American officers, including Mr. James A. Dawson.

-------------------------------------------------------------------------------------------------------------------------
                                               YEARS OF CREDITED SERVICE
      REMUNERATION      ----------------- ------------------ ------------------- ------------------- --------------------
                                 5                10                  15                  20                 25
----------------------- ----------------- ------------------ ------------------- ------------------- --------------------
      US $400,000           US $30,194        US $60,388         US $ 90,582         US $120,777         US $150,971
----------------------- ----------------- ------------------ ------------------- ------------------- --------------------

      US $500,000           US $37,944        US $75,888         US $113,832         US $151,777         US $189,721
----------------------- ----------------- ------------------ ------------------- ------------------- --------------------

      US $600,000           US $45,694        US $91,388         US $137,082         US $182,777         US $228,471
-------------------------------------------------------------------------------------------------------------------------


                                                               PAGE 16 OF 22

         Retirement benefits shown in this Table reflect all benefits paid under qualified and non-qualified non-contributory pension plans. The compensation covered by the plans includes base pay plus bonus. The benefits are computed on a straight life basis at the time of retirement under a defined benefit formula based on years of service and average compensation for the highest five consecutive years of service. This formula also takes into account U.S. Social Security. The plans provide for normal retirement at age 65, and, subject to certain eligibility requirements, early retirement at age 55 is permitted with reduced pension payments.

         The above table sets forth the estimated annual benefits payable upon retirement at normal retirement age before reduction for U.S. Social Security.

         Mr. James A. Dawson credited service at December 31, 1998 (one year and a half per year of participation in plan) was 9 years.

         The U.S. INTERNAL REVENUE CODE imposes certain limitations on compensation and benefits payable from tax qualified pension plans. Pension amounts in excess of such limitations are payable from the non-qualified pension plan which is not funded.

EUROPE

         The Corporation has not currently established a supplementary retirement plan for Europe. Mr. Pierre Karl Peladeau participates only in France's mandatory Social Security Plan.

ADDITIONAL BENEFIT FOR MR. CHARLES G. CAVELL

         Mr. Charles G. Cavell, has also an additional retirement benefit, whereby he is guaranteed to receive, under certain conditions, upon taking his retirement, payment of a maximum lump sum amount of $600,000, said amount subject to decline if the closing price of the Corporations' Subordinate Voting Shares, at the time of his retirement (60 years of age), was less than $16.67 per share (to be adjusted upward or downward to reflect any share subdivision or share consolidation, as the case may be).

COMPENSATION OF DIRECTORS

         All the Directors of the Corporation, with the exception of the officers of the Corporation, receive a base compensation of $12,000 per year, plus directors' fees of $1,000 for each meeting in which they participate. During the past fiscal year, eight Directors received an aggregate of $213,000 for services rendered in such capacity.


                                                                   PAGE 17 OF 22

REPORT ON EXECUTIVE COMPENSATION

         For the purpose of determining salary policies, the Corporation uses various annual compensation surveys that are representative of the commercial printing industry, some of which are specifically required and are based on a target list of comparable corporations. The compensation paid to employees of the Corporation is established on the basis of representative criteria in the countries where the Corporation operates, taking into account inflation, trends and the Corporation's profitability. On the basis of an overall budget authorized by the Compensation Committee, each operational unit must explain the evolution of its salary policies based on its own results.

         The Committee has harmonized the Corporation's compensation policies with those existing within acquired companies and has established attribution rules for the compensation programs governing all officers, including the Chief Executive Officer.

         The Corporation maintains a Bonus Plan for the senior management of the Corporation and its subsidiaries which provides for the payment of cash bonuses to managers whose operating centres (divisions or subsidiaries) reach results in line with the budget approved by the Corporation, and additional bonuses if the operating results have exceeded the budgeted results. The amount of these payments must be approved by the Compensation Committee.

         The level of aggregate compensation of Mr. Charles G. Cavell, who in the course of the last year held the position of President and Chief Executive Officer of the Corporation, was determined in relation to the Corporation's results and in relation to comparable positions in other Canadian industries having operations outside the country. The Board of Directors recognized the exceptional contribution of Mr. Charles G. Cavell to the growth of the Corporation in granting him, during the last fiscal year, an option covering 400,000 Subordinate Voting Shares of the Corporation, the exercise of which shall be effective 30 days after he has reached the age of 62, on condition that he has maintained his employee status up until the date of the exercise. The Summary Compensation Table also includes data pertaining to his compensation.

         The Report on Executive Compensation is presented by the Compensation
Commitee:

                  Raymond Lemay (Chairman)

                  The Right Honorable Brian Mulroney

                  Jean Neveu

                  Erik Peladeau


                                                                   PAGE 18 OF 22

PERFORMANCE GRAPH

         The performance graph presented below illustrates the cumulative total return of a $100 investment in the Corporation's Subordinate Voting Shares, compared with the cumulative total return of The Toronto Stock Exchange TSE 300 Composite Index, the Standard & Poor's 500 Composite Index in Canadian dollars.

         The year-end values of each investment are based on share appreciation plus dividends paid in cash, the dividends having been reinvested on the date they were paid. The calculations exclude brokerage fees and taxes. Total shareholder returns from each investment can be calculated from the year-end investment values shown below the graph.

                             CUMULATIVE TOTAL RETURNS
                   VALUE OF $100 INVESTED ON DECEMBER 31, 1993

                                      [GRAPH]

------------------------------------------------------------------------------
Years ended December 31     1993     1994     1995     1996     1997     1998
-----------------------    ------   ------   ------   ------   ------   ------
Quebecor Printing Inc.      100 $     91 $    143 $    152 $    158 $    215 $
-----------------------    ------   ------   ------   ------   ------   ------
TSE 300 Composite Index     100 $    100 $    114 $    147 $    169 $    166 $
-----------------------    ------   ------   ------   ------   ------   ------
S&P 500 ($ CDN)             100 $    107 $    144 $    177 $    247 $    340 $
------------------------------------------------------------------------------


                                                                   PAGE 19 OF 22

LIABILITY INSURANCE

         The Corporation purchases and maintains in force liability insurance for the Directors and Officers of the Corporation and of its subsidiaries. This insurance provides a coverage limit of $60,000,000 per event and policy year. For the fiscal year ended December 31, 1998, the Corporation paid $139,414 in liability insurance premiums. A deductible of $500,000 applies when the Corporation is authorized or obliged to indemnify the persons insured.

APPOINTMENT AND REMUNERATION OF AUDITORS

         At the Meeting, the Shareholders will be called upon to appoint Auditors to hold office until the next Annual Meeting of Shareholders and to authorize the Directors to establish the remuneration of the Auditors so appointed.

         EXCEPT WHERE AUTHORITY TO VOTE ON THE ELECTION OF AUDITORS IS WITHHELD, THE PERSONS NAMED IN THE ACCOMPANYING FORM OF PROXY WILL VOTE FOR THE APPOINTMENT OF THE FIRM KPMG LLP AS AUDITORS OF THE CORPORATION, COMPENSATION FOR THEIR SERVICES TO BE DETERMINED BY THE BOARD OF DIRECTORS.

INFORMATION CONCERNING TRANSACTIONS WITH INTERESTED PARTIES

         During the fiscal year ended on December 31, 1998, the Corporation and its subsidiaries have done business, at market rates, with Quebecor Inc. and other organizations within the group. The Corporation and its major subsidiaries intend to continue to engage in similar transactions on terms which are generally no less favourable to the Corporation than would be available to it from unaffiliated third parties.

         Especially, the Corporation has entered into long term "net net" lease agreements with Gestion de Publications Immobilieres (G.P.I.) inc. ("G.P.I."), or with G.P.I. and a third party, concerning mainly the premises where the Corporation's Head Office is located. The Estate of the late Pierre Peladeau and members of his immediate family are the sole shareholders of G.P.I.

         The Corporation considers the amounts paid with respect to the various transactions discussed above to be reasonable and competitive.

OTHER BUSINESS

         The Management of the Corporation knows of no other matter to be put before the Meeting. IF, HOWEVER, ANY OTHER MATTERS PROPERLY COME BEFORE THE MEETING, THE PERSONS DESIGNATED IN THE ACCOMPANYING FORM OF PROXY SHALL VOTE ON SUCH MATTERS IN ACCORDANCE WITH THEIR BEST JUDGEMENT PURSUANT TO THE DISCRETIONARY AUTHORITY CONFERRED THEREON BY THE PROXY WITH RESPECT TO SUCH MATTERS.

AVAILABILITY OF DISCLOSURE DOCUMENTS

         The Corporation is a reporting issuer under the securities legislation of the United States and of all of the provinces of Canada and is therefore required to file Financial Statements, a Proxy Circular and an Annual Information Form with the various securities regulatory authorities. Copies of said documents may be obtained free of charge on request from the Office of the Secretary of the Corporation.


                                                                   PAGE 20 OF 22

DIRECTORS' APPROVAL

         The Board of Directors of the Corporation has approved the contents of this Circular and the sending hereof to the Shareholders.





                                                  Philippe Montel
                                                  Vice President, Legal Affairs
                                                  and Secretary


                                                                   PAGE 21 OF 22

                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.





                                         QUEBECOR PRINTING INC.


Date: MARCH 19, 1999                     By:          (s)   PHILIPPE MONTEL
                                                  -----------------------------
                                         Title:   Vice President, Legal Affairs
                                                  and Secretary


                                                                   PAGE 22 OF 22